MINUTES OF DIRECTORS MEETING
                                       OF
                              FAR WEST GOLD, INC.

A meeting of the Board of Directors of Far West Gold, Inc. was held on the 16th day of April, 1996 at 10:00 a.m. at the offices located at Suite 1400, 400 Burrard Street, Vancouver, B.C., V6C 3G2.

There were present and participating at the meeting, either in person or telephonically, Mr. Harmel S. Rayat, Mr. Kundan S. Rayat and Ms. jasbinder Chohan, being all of the Directors of the Company. Mr. Harmel S. Rayat, the President, chaired the meeting and Ms. Chohan, the Secretary, read the minutes of the last regular meeting and they were approved.

The first item of discussion brought before the board was a discussion concerning the acquisition of The Tom Property Mining Claims in the Kamloops Mining Division of British Columbia, Canada. After a long and thorough discussion, it was agreed that the Company acquire the claims and issue
4,000,000 of its unissued common shares of stock in exchange for services rendered in the negotiation and subsequent acquisition of these claims. Upon motion duly made, seconded and unanimously carried with all in favor, it was;

     Resolved, that the Company the Company acquire The Tom Property Mining Claims and issue 4,000,000 of its unissued common shares of stock in exchange for services rendered in the negotiation and subsequent acquisition of these claims.

     Further Resolved, that the 4,000,000 shares be issued in the name of Mr. Harmel S. Rayat.

There being no further business and upon motion duly made and seconded, the meeting was adjourned.



/s/ Harmel S. Rayat                                /s/ Kundan S. Rayat
-------------------                                -------------------
Mr. Harmel S. Rayat, President, Director           Mr. Kundan S. Rayat, Director



/s/ Jasbinder Chohan
--------------------
Ms. Jasbinder Chohan, Secretary/Treasurer, Director


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